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                           August 25, 2020

       K.M. Mazzarella
       Chief Executive Officer
       Graybar Electric Company, Inc
       34 North Meramec Avenue
       St. Louis, Missouri 63105

                                                        Re: Graybar Electric
Company, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 20,
2020
                                                            File No. 333-248195

       Dear Mr. Mazzarella:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jennifer
L  pez at 202-551-3792 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services